Exhibit 99.1

FOAMIX PHARMACEUTICALS LTD.

2 Holzman Street, Weizmann Science Park
Rehovot, Israel

March 9, 2016
______________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 18, 2016
________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Foamix Pharmaceuticals Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Monday April 18 2016, at our offices located at 12 Hamada St. (Entrance A), Weizmann Science Park, Rehovot, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
Appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as our independent registered public accounting firm for the year ending December 31, 2016, and authorize the Board to determine the compensation of the auditors;

(2)	Approve the following resolutions with regard to the compensation of Dr. Dov Tamarkin, our Chief Executive Officer:

(a)	grant Dr. Tamarkin a cash bonus of $181,837 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;

(b)	increase Dr. Tamarkin’s annual base salary to $385,000, effective November 1, 2015; and

(c)	award Dr. Tamarkin 100,000 options under the Company’s 2015 Israeli Share Incentive Plan.

(3)
Approve Dr. Tamarkin’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $231,000, subject to achieving the key performance indicators detailed in the enclosed Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $231,000, upon unique success beyond expectations in achieving certain goals that are further described in the enclosed Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board approval.

(4)	Approve the following resolutions with regard to the compensation of Meir Eini, Chairman of the Board and Chief Innovation Officer:

(a)	grant Mr. Eini a cash bonus of $200,777 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;

(b)	increase Mr. Eini’s annual base salary to $369,000, effective November 1, 2015; and

(c)	award Mr. Eini 55,000 options under the Company’s 2015 Israeli Share Incentive Plan.

(5)
Approve Mr. Eini’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $184,500, subject to achieving the key performance indicators detailed in the enclosed Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $184,500, upon unique success beyond expectations in achieving certain goals that are further described in the enclosed Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board approval.

All of the above compensation components, including the key performance indicators for determining the bonus for 2016, were approved by our Compensation Committee and by our Board and are consistent with our Compensation Policy for Officers and Directors (2015), also referred to as the Compensation Policy.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2015, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on March 15, 2016 are entitled to notice of and to vote at the Meeting.

The vote of all Company shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use.  You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares.  You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage paid envelope as promptly as possible to our address below, c/o Ilan Hadar, our Chief Financial Officer, or CFO. If voting by mail, the proxy must be received by our CFO at our registered office at least 48 hours prior to the Meeting (that is, by 3:00 p.m. (Israel time), April 16, 2016) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee), who do not expect to attend the Meeting in person, may vote their shares by following the voting instruction form provided to them by their broker, trustee or nominee and mailing the proxy card as further explained in the relevant instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

Approval of each Proposal above requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

In addition, approval of Proposals 2 and 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

ii

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposals 2 and 3, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing at the “Investor Relations” section of our website, www.foamix.co.il. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.foamix.co.il under the tab “—Investors – SEC Filings”. Our telephone number at our registered office is +972-8-9316233.

Sincerely, /s/ Meir Eini Meir Eini Chairman of the Board of Directors

iii

_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Foamix Pharmaceuticals Ltd., to which we refer as Foamix or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Monday, April 18, 2016, at our offices located at 12 Hamada St. (Entrance A), Weizmann Science Park, Weizmann Science Park, Rehovot, Israel.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of Foamix ordinary shares, on or about March 9, 2016.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on March 15, 2016, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
Appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as our independent registered public accounting firm for the year ending December 31, 2016, and authorize the Board to determine the compensation of the auditors;

(2)	Approve the following resolutions with regard to the compensation of Dr. Dov Tamarkin, our Chief Executive Officer:

(a)	grant Dr. Tamarkin a cash bonus of $181,837 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;

(b)	increase Dr. Tamarkin’s annual base salary to $385,000, effective November 1, 2015; and

(c)	award Dr. Tamarkin 100,000 options under the Company’s 2015 Israeli Share Incentive Plan.

(3)
Approve Dr. Tamarkin’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $231,000, subject to achieving the key performance indicators detailed in this Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $231,000, upon unique success beyond expectations in achieving certain goals that are further described in this Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board approval.

(4)	Approve the following resolutions with regard to the compensation of Meir Eini, Chairman of the Board and Chief Innovation Officer:

(a)	grant Mr. Eini a cash bonus of $200,777 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;

(b)	increase Mr. Eini’s annual base salary to $369,000, effective November 1, 2015; and

(c)	award Mr. Eini 55,000 options under the Company’s 2015 Israeli Share Incentive Plan.

(5)
Approve Mr. Eini’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $184,500, subject to achieving the key performance indicators detailed in this Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $184,500, upon unique success beyond expectations in achieving certain goals that are further described in this Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board approval.

All of the above compensation components, including the key performance indicators for determining the bonus for 2016, were approved by our Compensation Committee and by our Board and are consistent with our Compensation Policy.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2015, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS.

Quorum

On March 7, 2016, we had 30,639,134 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, March 15, 2016, is entitled to one vote upon each of the Proposals to be presented at the Meeting. Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business days afterwards. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

In addition, approval of Proposals 2 and 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 2 and 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company).  A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company if no other shareholder holds or controls more than 50% of the voting rights in the Company.  “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposals 2 and 3.

A “personal interest” of a shareholder, for purposes of Proposals 2 and 3, includes the interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer, but excludes (a) a personal interest that does not derive from a shareholder’s ties with a controlling shareholder; and (b) an interest arising solely from the ownership of Ordinary Shares of the Company.  In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 2 and 3, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

       Please Note: according to the recent ruling of the Israeli court, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposals 2 and 3. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in Proposals 2 and 3 and disqualify your vote on such proposals.

We may no longer assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 2 and 3. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 2 and 3, you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our CFO on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website, www.foamixpharma.com, under the tab “—Investors – SEC Filings”, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our CFO via e-mail to ilan.hadar@foamixpharma.com or via fax no. +972-8-9474356. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, not later than forty-eight (48) hours before the time fixed for the Meeting, that is, 3:00 p.m. (Israel time) on April 16, 2016.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 2 through 5. However, in the case of a voting instruction form, your broker will not be permitted to cast a vote with respect to such proposal (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items”.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on March 15, 2016. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CFO of the Company (as described under “—How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least forty eight (48) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about March 9, 2016. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.foamixpharma.com, under the tab “—Investors – SEC Filing”. The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 1, 2016 by (i) each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 1, 2016 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially is based on 30,639,134 Ordinary Shares outstanding as of March 1, 2016. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Foamix Pharmaceuticals Ltd., 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.

Name	Number and Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders (other than directors and executive officers)	Number	Percent
Baker Brothers Life Sciences, L.P.(1)	2,046,967	6.7%
Senzar Asset Management, LLC (2)	1,587,931	5.2%
Franklin Resources, Inc. (3)	1,675,060	5.5%
Directors and Executive Officers
Dr. Dov Tamarkin (4)	2,970,346	9.7%
Meir Eini (5)	3,040,391	9.9%
Dr. Stanley Hirsch (6)	231,172	*
David Schuz (7)	73,000	*
Dr. Mitchell Shirvan (8)	30,731	*
Ilan Hadar (9)	30,731	*
Yohan Hazot (10)	26,125	*
David Domzalski (11)	17,188	*
Alvin Howard (12)	11,500	*
Dr. Herman Ellman (13)	9,938	*
Rex Bright (14)	9,000	*
Dr. Darrell Rigel (15)	9,000	*
Stanley Stern (16)	9,000	*
Dr. Anna Kazanchyan (17)	8,000	*
All Directors and Executive Officers as a Group (18)	6,485,121	21.13%

*	Less than 1%

(1)
Based on information contained in a Schedule 13G filed with the SEC on February 16, 2016 by (i) Baker Bros. Advisors LP, a Delaware limited partnership (the “Adviser”), (ii) Baker Bros. Advisors (GP) LLC, a Delaware limited liability company (the “Adviser GP”), (iii) Mr. Felix J. Baker, a U.S. citizen, and (iv) Julian C. Baker, a U.S. citizen. According to the Schedule 13G, 1,881,843 ordinary shares (6.2%) are directly held by Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 165,124 ordinary shares (0.5%) are directly held by 667, L.P. (“667”, and together with Life Sciences, the “Funds”). Pursuant to agreements among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ordinary shares directly held by the Funds, and may be deemed to have the sole power to vote or direct the vote of and the power to dispose or direct the disposition of such ordinary shares.

(2)
Based on information contained in a Schedule 13G filed with the SEC on January 15, 2016 by (i) Senzar Asset Management, LLC, a Delaware limited liability company ("Senzar") that has shared voting and dispositive power with respect to 1,587,931 ordinary shares, (ii) Senzar Healthcare Master GP, Ltd., a Cayman Islands exempted company ("Senzar Healthcare"), that has shared voting and dispositive power with respect to 1,561,204 ordinary shares, (iii) Senzar Healthcare Master Fund, LP, a Cayman Islands exempted limited partnership that has shared voting and dispositive power with respect to 1,561,204 ordinary shares, (iv) Mr. Ajay Bhalla, a Canadian citizen who has shared and dispositive voting power with respect to 1,587,931, and (v) Mr. John R. Yanukis, a U.S. citizen who has shared voting and dispositive power with respect to 1,587,931 ordinary shares. According to that Schedule 13G, all of the securities reported in that Schedule 13G are owned by advisory clients of Senzar, and of such advisory clients only Senzar Healthcare directly owns more than 5% of our outstanding shares. The business address of Senzar, Mr. Bhalla and Mr. Yanuklis is 400 Madison Avenue, Suite 14D, New York, New York 10017.

(3)
Based on information contained in a Schedule 13G filed with the SEC on February 4, 2016 by Franklin Resources, Inc., a Delaware company ("FRI"), Charles B. Johnson, Rupert H. Johnson, Jr. (together, the "Principals") and Franklin Advisors, Inc., a California company. The securities reported in that Schedule 13G are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of FRI. Each of the Principals owns in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. The business address of FRI is One Franklin Parkway San Mateo, CA 94403 1906.

(4)
Consists of (i) 2,941,689 ordinary shares held by Tamarkin Medical Innovation Ltd., an Israeli company controlled by Dr. Tamarkin (“Tamarkin Medical”) (ii) 2,094 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share, held by Tamarkin Medical (iii) 8,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share, held directly by Dr. Tamarkin (iv) 14,063 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, held directly by Dr. Tamarkin, and (v) 4,500 ordinary shares issued upon vesting of outstanding RSUs, held directly by Dr. Tamarkin. The address of Dr. Tamarkin and Tamarkin Medical is 537 Har Hila St., Modiin-Maccabim-Reut 7179901, Israel.

(5)
Consists of (i) 2,987,781 ordinary shares held by Meir Eini Holdings Ltd., and Israeli company controlled by Meir Eini (“Eini Holdings”) (ii) 20,860 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share, held by Eini Holdings (iii) 16,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share, held directly by Mr. Eini (iv) 11,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, held directly by Mr. Eini, and (v) 4,500 ordinary shares issued upon vesting of outstanding RSUs, held directly by Mr. Eini. The address of Meir Eini and Eini Holdings is 2 Hashaked St., Ness-Ziona 7408711, Israel.

(6)
Consists of (i) 12,448 ordinary shares (ii) 6,224 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; and (iii) 212,500 ordinary shares issuable to ZEAS Technology and Science Management Ltd., a company beneficially owned by Stanley Hirsch, upon exercise of outstanding options at a price of $0.62 per share, and (iv) 9,000 ordinary shares issuable upon vesting of outstanding options at a price of $5.88 per share.

(7)
Consists of (i) 66,250 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share (ii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iii) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(8)
Consists of (i) 13,125 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (ii) 10,856 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share and (iii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iv) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(9)
Consists of (i) 13,125 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (ii) 10,856 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share and (iii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iv) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(10)
Consists of 19,375 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share (ii) 4,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iii) 2,250 ordinary shares issued upon vesting of outstanding RSUs.

(11)	Consists of (i) 4,688 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (ii) 12,500 ordinary shares issued upon vesting of outstanding RSUs.

(12)	Consists of (i) 3,125 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (ii) 8,375 ordinary shares issued upon vesting of outstanding RSUs.

(13)	Consists of (i) 1,563 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (ii) 8,375 ordinary shares issued upon vesting of outstanding RSUs.

(14)	Consists of 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.

(15)	Consists of 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.

(16)	Consists of 9,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.

(17)	Consists of 8,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.

(18)	Consists of 15 persons.

PROPOSAL 1

THE APPOINTMENT OF KESSELMAN & KESSELMAN, A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016 AND THE AUTHORIZATION OF THE BOARD TO DETERMINE THE COMPENSATION OF THE AUDITORS

Background

The Audit Committee and the Board have selected the accounting firm Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2016.

Shareholders are being asked to ratify the selection of Kesselman & Kesselman as the Company’s independent auditors for 2016, and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm as the Company's independent public accountants for the fiscal year ending December 31, 2016 be, and it hereby is, ratified, and that the Board (or the Audit Committee, if authorized by the Board) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 1 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1

PROPOSAL 2

APPROVAL OF CERTAIN COMPENSATION COMPONENTS TO DR. DOV TAMARKIN, OUR CHIEF EXECUTIVE OFFICER

Background

The Compensation Committee and the Board have reviewed and considered the compensation of Dr. Dov Tamarkin in his capacity as Chief Executive Officer, and each of the Compensation Committee and the Board resolved to approve the following resolutions with regard to the compensation of Dr. Dov Tamarkin:

(i)	grant Dr. Tamarkin a cash bonus of $181,837 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;

(ii)	increase Dr. Tamarkin’s annual base salary to $385,000, effective November 1, 2015; and

(iii)	award Dr. Tamarkin 100,000 options under the Company’s 2015 Israeli Share Incentive Plan.

Dr. Tamarkin’s bonus was recommended by our Compensation Committee and approved by our Board following a discussion that compared the goals that were set for him at the beginning of the year 2015 to the actual achievement of such goals as measured at the end of the year, specifically: the execution of the Company’s research and development plans (40%), the implementation of business development plans including collaborations with other companies (28%), increase in the share price during the relevant period (12%), as well as a discretionary component (20%).  The Compensation Committee assigned to each goal a percentage reflecting the degree by which Dr. Tamarkin succeeded in achieving such goal during the period, and applied the combined weighted-average success rate to the maximum amount of Dr. Tamarkin’s annual cash bonus, which amounted to six monthly base salaries.  The Compensation Committee further considered and determined to grant Dr. Tamarkin a special additional bonus, set at the beginning of the year 2015 and tied to goals related to his success in raising additional financing for the Company. The maximum amount of the special additional bonus was three monthly base salaries.

The options granted to Dr. Tamarkin are subject to our 2015 Israeli Share Incentive Plan, meaning that they will be granted at an exercise price equal to the average market price of our ordinary shares during the 30 trading days prior to the grant date and shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Dr. Dov Tamarkin is still an employee or an executive officer of the Company at such time).

The resolutions of the Compensation Committee and the Board with respect to Dr. Tamarkin’s compensation, including the proposed salary increase, were based, among other things, on the following considerations and factors:

(i)    Dr. Tamarkin’s contribution to the material progress with regard to the FMX101 and FMX102 clinical trials and the conduct of the Bridge/MUSE clinical trials;

(ii)   the increase in the scope of Dr. Tamarkin’s roles and responsibilities and the challenges facing the Company in gearing-up toward the launch of phase III clinical trials of FMX101;

(iii)  Dr. Tamarkin’s contribution to the execution of development agreements with other pharmaceutical companies regarding collaboration with such companies in the development of product candidates;

(iv)  the increase of in the average price per share of our Ordinary Shares during the period, compared with the same period last year.

(v)   Dr. Tamarkin’s contribution to the success of the Company’s follow-on offering, concluded in April 2015 and the shelf registration statement on Form F-3 filed by the Company with the SEC on October 2015;

(vi)  the significance of the Company’s leadership in executing the Company’s plans and achieving its goals; and

(vii)  the compensation of executives in similar positions in comparable companies, as supported by independent third-party studies.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to (i) grant Dr. Tamarkin a cash bonus of $181,837 for the year ended December 31, 2015, (ii) increase Dr. Tamarkin’s annual base salary to $385,000, effective November 1, 2015, and (iii) award Dr. Tamarkin 100,000 options under the Company’s 2015 Israeli Share Incentive Plan.”

Required Majority

Approval of Proposal 2 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. In addition, the approval of Proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of Proposal 2 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against Proposal 2 does not exceed two percent (2%) of the aggregate voting rights in the Company.

Dr. Tamarkin has informed the Company that he will procure that Tamarkin Medical Innovation Ltd., a company wholly owned and controlled by him and holding approximately 9.7% of the issued and outstanding share capital of the Company, will abstain from voting on Proposal 2, although such abstention is not required by applicable law.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” above for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposal 2, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of such Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2

PROPOSAL 3

APPROVE DR. TAMARKIN’S (A) ANNUAL CASH BONUS FOR THE YEAR ENDING DECEMBER 31, 2016, UP TO A MAXIMUM AMOUNT OF $231,000, SUBJECT TO ACHIEVING KEY PERFORMANCE INDICATORS, AND (B) AN ADDITIONAL SPECIAL CASH BONUS, IN AN AMOUNT OF UP TO $231,000, UPON UNIQUE SUCCESS BEYOND EXPECTATIONS

Background

Our Compensation Committee has recommended, and our Board has approved, that the maximum amount of cash bonus for Dr. Tamarkin, our Chief Executive Officer, for the year ending December 31, 2016 will be $231,000, which is equal to 60% of Dr. Tamarkin’s annual base salary.

The actual amount of the cash annual bonus that will eventually be paid to Dr. Tamarkin will be recommended by the Compensation Committee and determined by our Board in 2017, based on the degree of achievement, if any, of the following key performance indicators, and based on the weight allocated to each of them, as follows:

(i)
80% of the Dr. Tamarkin’s annual cash bonus will be based on key performance indicators measuring the achievement of the Company’s annual goals, operating plan and long term plans according to the following breakdown:

•	30% - achievement of R&D goals of high priority projects;
•	15% - achievement of R&D goals of lower priority projects;
•	15% - achievement of financial and investors relations goals;
•	10% - achievement of business development goals; and
•	10% - achievement of organizational goals.

(ii)
20% of Dr. Tamarkin’s annual cash bonus will be based on evaluation of his overall performance by the Compensation Committee and the Board, based on quantitative and qualitative criteria, such as establishing and implementing the Company’s strategy, leadership, entrepreneurship and team collaboration.

The Compensation Committee and the Board may, in special circumstances (e.g., changes in the Company’s regulatory or technological environment, changes to clinical plans or changes in the Company’s strategy and business environment), following their determination of the objectives and the respective weightings, modify the above measures, consistent with the Company’s Compensation Policy.

Upon achievement of goals that are beyond expectations, such as unique success in R&D activities, generation of material revenues, material increase in share price / valuation, generation of high-value business deals and achievement of other goals defined as “Exceeds expectations” and “Highly exceeds expectations”, the Compensation Committee and the Board may consider the grant of an additional “special bonus” and/or an additional “special equity bonus”, consistent with the Compensation Policy. Pursuant to our Compensation Policy, the maximum amount of the special cash bonus shall not exceed 60% of the Chief Executive Officer’s annual base salary.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve Dr. Tamarkin’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $231,000, subject to achieving the key performance indicators detailed in this Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $231,000, upon unique success beyond expectations in achieving certain goals detailed in this Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board approval.”

Required Majority

Approval of Proposal 3 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. In addition, the approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of Proposal 3 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against Proposal 3 does not exceed two percent (2%) of the aggregate voting rights in the Company.

Dr. Tamarkin has informed the Company that he will procure that Tamarkin Medical Innovation Ltd., a company wholly owned and controlled by him and holding approximately 9.7% of the issued and outstanding share capital of the Company, will abstain from voting on Proposal 3, although such abstention is not required by applicable law.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” above for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposal 3, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of such Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3

PROPOSAL 4

APPROVAL OF CERTAIN COMPENSATION COMPONENTS TO MR. MEIR EINI, OUR CHAIRMAN OF THE BOARD AND OUR CHIEF INNOVATION OFFICER

Background

The Compensation Committee and the Board have reviewed and considered the compensation of Mr. Meir Eini, in his capacity as Chairman of the Board and Chief Innovation Officer, and each of the Compensation Committee and the Board have resolved to approve the following resolutions with regard to the compensation of Mr. Eini:

(i)	grant Mr. Eini a cash bonus of $200,777 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;

(ii)	increase Mr. Eini annual base salary to $369,000, effective November 1, 2015; and

(iii)	award Mr. Eini 55,000 options under the Company’s 2015 Israeli Share Incentive Plan.

Mr. Eini’s bonus was recommended by our Compensation Committee and approved by the Board following a discussion that compared the goals that were set for him at the beginning of the year 2015 to the actual achievement of such goals as measured at the end of the year, specifically: the identification of new indications and technologies, the filings of patent applications and the increase in our share price (collectively, 80%), as well as a separate discretionary component (20%).  The Compensation Committee assigned to each goal a percentage reflecting the degree by which Mr. Eini succeeded in achieving such goal during the period, and applied the combined weighted-average success rate to the maximum amount of Mr. Eini’s annual cash bonus, which amounted to six monthly base salaries.  The Compensation Committee further considered and determined to grant Mr. Eini a special additional cash bonus tied to goals related to his success in identifying new technology that completed phase II clinical trials, and goals related to raising additional financing for the Company. The maximum amount of the special additional bonus was three monthly base salaries.

The options granted to Mr. Eini are subject to our 2015 Israeli Share Incentive Plan, meaning that they will be granted at an exercise price equal to the average market price of our ordinary shares during the 30 trading days prior to the grant date and shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Mr. Eini is still an employee or an executive officer of the Company at such time).

The resolutions of the Compensation Committee and the Board with respect to Mr. Eini’s compensation, including the proposed salary increase, were based, among other things, on the following considerations:

(i)    Mr. Eini’s contribution to the identification of new indications and technologies;

(ii)   Mr. Eini’s contribution to the filing of new patents applications by the Company;

(iii)  the increase in the price per share of our Ordinary Shares during the period, compared with the same period last year.

(iv)  Mr. Eini’s contribution to the success of the Company’s follow-on offering, concluded in April 2015 and the shelf registration statement on Form F-3 filed by the Company with the SEC on October 2015;

(v)   the significance of the Company’s leadership in executing the Company’s plans and achieving its goals; and

(vi)  the compensation of executives in similar positions in comparable companies, as supported by independent third-party studies.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to (i) grant Mr. Eini a cash bonus of $200,777 for the year ended December 31, 2015, (ii) increase Mr. Eini’s annual base salary to $369,000, effective November 1, 2015, and (iii) award Mr. Eini 55,000 options under the Company’s 2015 Israeli Share Incentive Plan.”

Required Majority

Approval of Proposal 4 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Mr. Eini has informed the Company that he will procure that Meir Eini Holdings Ltd., a company wholly owned and controlled by him and holding approximately 9.9% of the issued and outstanding share capital of the Company, will abstain from voting on Proposal 4, although such abstention is not required by applicable law.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” above for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposal 4, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of such Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4

PROPOSAL 5

APPROVE MR. EINI’S (A) ANNUAL CASH BONUS FOR THE YEAR ENDING DECEMBER 31, 2016, UP TO A MAXIMUM AMOUNT OF $184,500, SUBJECT TO ACHIEVING KEY PERFORMANCE INDICATORS, AND (B) AN ADDITIONAL SPECIAL CASH BONUS, IN AN AMOUNT OF UP TO $184,500, UPON UNIQUE SUCCESS BEYOND EXPECTATIONS

Background

Our Compensation Committee has recommended, and our Board has approved, that the maximum amount of cash bonus for Mr. Eini for the year ending December 31, 2016 will be $184,500, which is equal to 50% of our Mr. Eini’s annual base salary.

The actual amount of the cash annual bonus that will eventually be paid to Mr. Eini will be recommended by the Compensation Committee and determined by our Board in 2017, based on the degree of achievement, if any, of the following goals, and based on the weight allocated to each of them, as follows:

(i)
20% of Mr. Eini’s annual cash bonus will be based on overall Company performance measured against the Company’s annual operating plan and long term plans, including product development (10%), achievement of milestones for clinical and pre-clinical product candidates (5%) and financial and investor relations (5%).

(ii)	60% of Mr. Eini’s annual cash bonus will be based on personal performance measured against his individual responsibilities, as follows:
•	12% - identification of new product opportunities and new indications for existing product candidates;
•	12% - addition of product candidates to the corporate development portfolio;
•	12% - progression of new products and indications into clinical trials;
•	12% - identification of new technologies, business development, acquisition targets and related engagements; and
•	12% - conservation of current institutional investors and addition of new investors in Israel.

(iii)
20% of Mr. Eini’s annual cash bonus will be based on evaluation of his overall performance by the Compensation Committee and the Board, based on quantitative and qualitative criteria, such as establishing and implementing the Company’s strategy, leadership, entrepreneurship and team collaboration.

The Compensation Committee and the Board may, in special circumstances (e.g., changes in the Company’s regulatory or technological environment, changes to clinical plans or changes in the Company’s strategy and business environment), following their determination of the objectives and the respective weightings, modify the above measures, consistent with the Company’s Compensation Policy.

Upon achievement of goals that are beyond expectations, such as unique success in R&D activities, generation of material revenues, material increase in share price / valuation, generation of high-value business deals and achievement of other goals defined as “Exceeds expectations” and “Highly exceeds expectations”, the Compensation Committee and the Board may consider the grant of an additional “special bonus” and/or an additional “special equity bonus”, consistent with the Compensation Policy. Pursuant to our Compensation Policy, the maximum amount of the special bonus cash shall not exceed 50% of the Chief Innovation Officer’s annual base salary.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve Mr. Eini’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $184,500, subject to achieving the key performance indicators detailed in this Proxy Statement, and (b) additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $184,500, upon unique success beyond expectations in achieving certain goals detailed in this Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board approval.”

Required Majority

Approval of Proposal 5 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Mr. Eini has informed the Company that he will procure that Meir Eini Holdings Ltd., a company wholly owned and controlled by him and holding approximately 9.9% of the issued and outstanding share capital of the Company, will abstain from voting on Proposal 4, although such abstention is not required by applicable law.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” above for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposal 5, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of such Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 5

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended December 31, 2015, please refer to Section 6.B (“—Compensation – Compensation of Executive Officers and Directors”) of the Company’s Annual Report on Form 20-F, as filed with the SEC on March 2, 2016.

ADDITIONAL INFORMATION

The Company’s final prospectus from its initial public offering, filed with the SEC on Form F-1 on September 17, 2014, the Company’s final prospectus from its follow-on public offering, filed with the SEC on Form F-1 on April 15, 2015, and the Company’s annual report for the year ended December 31, 2015, filed with the SEC on Form 20-F on March 2, 2016 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors – SEC Filings” in the Company’s website at www.foamixpharma.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: /s/ Meir Eini Meir Eini Chairman of the Board of Directors

Rehovot, Israel
March 9, 2016